Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 29 June 2007, in connection with Orkla`s option programme, 37,500 synthetic options were exercised at a strike price of NOK 20.51 and 20,000 synthetic options were exercised at a strike price of NOK 20.56.

Primary insider Per A. Sørlie (Managing Director Borregaard AS) exercised 37,500 synthetic options to settled price of NOK 112. After this transaction Sørlie`s new holding in Orkla ASA is 39 183 shares, 37,500 options and 37,500 synthetic options.

Primary insider Frode S. Marthinsen (SVP in Orkla) exercised 20,000 synthetic options to settled price of NOK 112. After this transaction Marthinsen`s new holding in Orkla ASA is 16,628 shares, 100,000 options and 40,000 synthetic options.

A total of 8,681,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 10,630,460 of its own share[redacted]

Orkla ASA
Oslo, 2 July 2007

Contact:
Rune Helland, Investor Relations
Tel.: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

RECEIVED
2007 JUL 11 P 2:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trade subject to notification – Stein Erik Hagen

Stein Erik Hagen AS and Tvist 5 AS, company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, have by internal transactions on 29 June 2007 purchased respectively 5,500,000 and 49,500,000 shares in Orkla from Canica AS, another company closely associated with Stein Erik Hagen. The shares were purchased at a price of NOK 112 per share.

After this transaction Tvist 5 AS owns 77,000,000 shares in Orkla, corresponding to 7.39 % of outstanding share capital.

The internal transactions do not change Stein Erik Hagen and his close associates' total holding in Orkla, a holding of 215,100,000 shares.

Oslo, 29 June 2007

Contact Orkla Investor Relations:
Rune Helland, Tel.: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 22544411

Date:02.07.07

SST - Orkla has entered into agreement to sell shares

Following Canica AS's acquisition of all of Storebrand ASA's shares in Steen & Strøm ASA at a price of NOK 397 per share, Orkla received an equivalent offer. The offer is contingent on financing. Orkla has accepted the offer, and after the stock exchange closed on Friday entered into an agreement to sell all its 2 861 635 shares in Steen & Strøm ASA at a price of NOK 397 per share, in addition to 6 % interest per year until completion of the deal. The final deadline for completion is 24 August 2007.

After completion of the deal Orkla will own no shares in Steen & Strøm ASA.

END